Exhibit 99.1

Uxin Enters into Joint Venture Agreement with Shijiazhuang State-Owned Enterprise

BEIJING, June 2, 2026 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading used car retailer in China, today announced a strategic partnership with Hebei Chengying Investment Promotion Operation Co., Ltd. (“Hebei Chengying”) to establish Uxin (Shijiazhuang) Automobile Maintenance Co., Ltd. (the “Joint Venture”), aiming to support the Company’s plan to establish a new used car superstore in Shijiazhuang. Pursuant to the Joint Venture Agreement, Uxin (Anhui) Industrial Investment Group Co., Ltd. (“Uxin Anhui”), a wholly-owned subsidiary of the Company, will contribute RMB30.0 million, and Hebei Chengying will contribute RMB10.0 million to the Joint Venture, respectively, representing approximately 75% and 25% of the Joint Venture’s total registered capital, respectively.

The establishment of the Joint Venture reflects an important collaboration between Uxin and state-owned enterprises in Shijiazhuang, aimed at promoting the development of the automotive aftermarket industry across North China and building a leading brand in China’s used car industry.

Mr. Wenbing Jing, President of Uxin, stated: “As the capital of Hebei Province, Shijiazhuang is a major hub in the coordinated development of the Beijing-Tianjin-Hebei region. With a population exceeding 11 million and more than 4 million registered vehicles, the city presents substantial opportunities for growth in the used car and automotive aftermarket sectors. By leveraging Uxin’s capabilities in supply chain management, digital operations, and standardized services, we plan to establish the Shijiazhuang Superstore as a regional used car circulation and service hub serving Hebei, Tianjin, and the broader Beijing-Tianjin-Hebei market. We believe this initiative will further improve the used car purchasing experience for consumers throughout North China.”

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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